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                                                       FILED BY NETSILICON, INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                                     AND DEEMED FILED PURSUANT TO RULE 14a-12 OF
                                THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                                               SUBJECT COMPANY: NETSILICON, INC.
                                                    COMMISSION FILE NO.: 0-26761

                    DIGI INTERNATIONAL TO ACQUIRE NETSILICON

   COMPANY TAKES A MAJOR STEP IN ITS POSITIONING INTO CONNECTWARE(TM) GROWTH
                                    MARKETS

MINNETONKA, MN & WALTHAM, MA, OCTOBER 30, 2001 - Digi International(R) Inc. (Nasdaq: DGII), the leader in Connectware, and NetSilicon, Inc. (Nasdaq: NSIL), a leading provider of Ethernet microprocessing solutions for intelligent networked devices, today announced that they have entered into a definitive merger agreement whereby Digi will acquire NetSilicon in a transaction valued at approximately $50 million. The transaction is expected to be accretive to Digi's earnings in fiscal 2003 and will produce a combined company with approximately $164 million in revenue for the twelve months ended June 30, 2001. The Boards of Directors of both companies have approved the transaction, which is expected to close during the first quarter of calendar 2002.

"Adding NetSilicon's embedded Ethernet solutions to Digi's growing line of Connectware products creates the most competitive family of device connectivity solutions in the industry," stated Digi Chairman and CEO Joe Dunsmore. "The market for network-enabling devices in point-of-sale, industrial automation and other verticals is in its infancy and, with a strong OEM channel, NetSilicon has established a strategic early-to-market position."
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DIGI INTERNATIONAL TO ACQUIRE NETSILICON -- PAGE 2


"NetSilicon competes by providing a complete solution with hardware, software, and development tools to make integration easy for our customers," said Cornelius "Pete" Peterson, Chairman and CEO of NetSilicon. "Digi understands the applications and product needs of our OEM customers and will help us sharpen our focus on key vertical markets."

NetSilicon's core architecture, NET+Works(TM), offers a complete, integrated "solution-on-a-chip" that contains all the development tools, networking software and hardware needed to deliver Internet/Ethernet connectivity to electronic devices. The NET+ARM(TM) family of 32-bit system-on-chip networked microprocessors combine powerful processing capability with Ethernet connectivity in a scalable architecture.

With its complete embedded Ethernet connectivity solutions, NetSilicon competes in several key vertical market segments: office imaging equipment; factory automation and building control; and point-of-sale devices. In these segments, NetSilicon boasts marquee customers such as Ricoh, Minolta, Sharp, Schneider Electric, Square D, Hirschmann's, Marconi, and NCR.

Under the terms of the definitive merger agreement, each share of NetSilicon stock will be converted into the right to receive either (1) cash, (2) Digi common stock, or (3) a combination of cash and Digi common stock. The exchange ratio is fixed at .6500 of a share of Digi common stock for each share of NetSilicon common stock. Shareholders who do not make an election will receive stock. Shareholders electing to receive cash will receive cash per share of NetSilicon stock equal to the exchange ratio times the average per share closing price of Digi common stock on the Nasdaq National Market System during a defined period ending shortly before the merger. The maximum cash to be paid by Digi is $15 million. If cash elections exceed $15 million, all requests will be prorated among the electing stockholders with the balance paid in stock.

The transaction is subject to approval by shareholders of both companies. Holders of at least two-thirds of the outstanding voting shares of NetSilicon and a majority of the outstanding shares present at Digi's shareholder meeting must vote in favor of the acquisition. In

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DIGI INTERNATIONAL TO ACQUIRE NETSILICON -- PAGE 3

addition, Sorrento Networks Corporation, a significant shareholder of NetSilicon, is not entitled to vote on the transaction and has agreed with Digi to elect to receive the maximum amount of cash to which it is entitled and to be subject to certain selling restrictions on the Digi common stock it receives in the merger.

NetSilicon will operate as a separate legal entity but will be included in Digi International's consolidated statements of operations. Pete Peterson, NetSilicon's Chairman and CEO, will become a director of Digi International and Bruce Berger, Digi's Vice President of Europe, will assume the responsibility for the NetSilicon operations. Digi will retain NetSilicon's office in Waltham, Massachusetts.

Digi and NetSilicon will be hosting a joint conference call to discuss the transaction at 9:00 a.m. Central Time on Wednesday, October 31, 2001. Participants can access the call directly by dialing 888-283-1624 and asking for the Digi International call or conference #19939031. A replay will be available for one week following the call by dialing 800-633-8284 and entering the reservation number #19939031. Participants may also access a live web cast of the conference call through the investor relations section of Digi's web site, www.digi.com.

Digi expects to provide revenue and earnings guidance on the first quarter and full year of fiscal 2002 during its fourth quarter and full-year fiscal 2001 financial results during a conference call on November 6 at 4:00 p.m. Central Time. Digi also expects to announce its fiscal fourth quarter and year-end results on that conference call and invites all those interested in hearing management's discussion to join the conference call either by phone or on the Web. Participants can access the call directly by dialing 800-633-8406. A replay will be available for one week following the call by dialing 800-633-8284 and entering the code 19932694. Participants may also access a live web cast of the conference call through the investor relations section of Digi's web site, www.digi.com.

ABOUT DIGI INTERNATIONAL

Digi International, based in Minneapolis, is the leader in Connectware, wired and wireless, hardware and software connectivity solutions that businesses use to create, customize and

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DIGI INTERNATIONAL TO ACQUIRE NETSILICON -- PAGE 4

control retail operations, industrial automation and other applications. Connectware network-enables the essential devices that build business. Digi markets its products through a global network of distributors and resellers, systems integrators and original equipment manufacturers (OEMs).

For more information, visit Digi's Web site at www.digi.com, or call 800-344-4273 (U.S.) or 952-912-3444 (International).

ABOUT NETSILICON

NetSilicon designs and manufactures integrated solutions for manufacturers who want to build intelligence and Internet/Ethernet connectivity into their products. These solutions integrate system-on-silicon and software to provide a complete platform for Internet/Ethernet-connected products. The NET+Works platform allows manufacturers to shorten their time to market, reduce development risk, lower costs, and free their engineers from the difficult task of integrating multi-vendor networking components. NetSilicon is enabling device intelligence and connectivity in a broad range of industries including office imaging, industrial automation, telecommunications, building controls, security and retail point of sale. NetSilicon's solutions are paving the way for the device-centric networks of tomorrow.

For additional NetSilicon product or financial information, please visit the NetSilicon Web site, www.NetSilicon.com, send email to info@NetSilicon.com, or call 800-243-2333 (U.S.) or 781-647-1234 (International).

Digi, Digi International and the Digi logo are trademarks or registered trademarks of Digi International Inc. in the United States and other countries. NetSilicon and NET+Works are trademarks of NetSilicon, Inc. All other brand names and product names are trademarks or registered trademarks of their respective companies.

                                      # # #

Digi International Contacts:

     S. (Kris) Krishnan, CFO, Digi International Inc.
     952-912-3125 or s_krishnan@digi.com

     Don De Laria, Investor Relations, Digi International Inc.
     952-912-3126 or don_delaria@digi.com
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DIGI INTERNATIONAL TO ACQUIRE NETSILICON -- PAGE 5


NetSilicon Contacts:

     Daniel J. Sullivan, CFO, NetSilicon, Inc.
     781-647-1234 or dsullivan@netsilicon.com

     Mary Seaver, Investor Relations, NetSilicon, Inc.
     781-398-4527 or mseaver@netsilicon.com

     Ehren Lister, Account Executive, Sharon Merrill Associates, Inc. 617-542-5300 or elister@investorrelations.com

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "anticipate," "believe," target," "estimate," "may," "will," "expect," "plan," "project," "should," or "continue" or the negative thereof or other variations thereon or similar terminology. Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which the companies operate, projections of future performance, perceived opportunities in the market and statements regarding the combined company's mission and vision, the expected closing date of the transaction, future financial and operating results, and timing and benefits of the transaction. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including risks related to the highly competitive market in which the companies operate, rapid changes in technologies that may displace products sold by the combined company, declining prices of networking products, the combined company's reliance on distributors, delays in product development efforts, uncertainty in consumer acceptance of the combined company's products, and changes in the companies' level of revenue or profitability. These forward-looking statements are neither promises nor guarantees, but are subject to risk and uncertainties that could cause actual results to differ materially from the expectations set forth in the forward-looking statements, including but not limited to uncertainties associated with economic conditions in the imaging marketplace, particularly in the principal industry sectors served by the combined company, changes in customer requirements and in the volume of sales to principal customers, the ability of the combined company to achieve the anticipated benefits and synergies associated with this transaction, the challenges and risks associated with managing and operating business in numerous international locales, competition and technological change, the risks that the businesses will not be integrated successfully, the inability to close the transaction due to closing conditions in the merger agreement, the failure of shareholders to approve the transaction, and the inability to obtain or meet conditions imposed for required governmental approvals.

These and other risks, uncertainties and assumptions identified from time to time in Digi's and NetSilicon's filings with the Securities and Exchange Commission, including without limitation, their annual reports on Form 10-K and quarterly reports on Form 10-Q, could cause future results to differ materially from those expressed in any forward-looking statements. Many of such factors are beyond the companies' ability to control or predict. These forward-looking statements speak only as of the date for which they are made. The companies disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Digi intends to file a registration statement on Form S-4 in connection with the transaction, and Digi and NetSilicon intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security-holders of Digi and NetSilicon are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, their interests in the

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DIGI INTERNATIONAL TO ACQUIRE NETSILICON -- PAGE 6

transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

In addition to the registration statement and the joint proxy statement/prospectus, each company files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC's web site at www.sec.gov. A free copy of these filings may also be obtained from either company by request to one of the respected contacts noted above.

INFORMATION CONCERNING PARTICIPANTS

Each of the companies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the transaction. Information about the directors and executive officers of Digi may be found in Digi's definitive proxy statement for its 2001 annual meeting of shareholders and in Digi's annual report on Form 10-K for the fiscal year ended September 30, 2000. Information about the directors and executive officers of NetSilicon may be found in NetSilicon's definitive proxy statement of its 2001 annual meeting of shareholders. In addition, information regarding the interests of NetSilicon's officers and directors in the transaction will be included in the joint proxy statement/prospectus.